Great-West Life & Annuity Insurance Company

A Stock Company

8515 East Orchard Road Greenwood Village, CO 80111

CONTRACT ENDORSEMENT

THIS ENDORSEMENT IS ISSUED BY GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE CONTRACT TO WHICH IT IS ATTACHED. PLEASE ATTACH THIS ENDORSEMENT TO YOUR CONTRACT.

This is to certify that Canada Life Insurance Company of America (“CLICA”) has been merged with Great-West Life & Annuity Insurance Company (“Great-West”) pursuant to the terms of the [Merger Agreement] dated May 21, 2009 between CLICA and Great-West [the “Merger”].

Pursuant to the Merger, your Contract of insurance that was issued and administered by CLICA has been assumed by operation of law by Great-West Life & Annuity Insurance Company as of September 30, 2009, provided that your Contract was in-force on this date.

Great-West Life & Annuity Insurance Company will perform and honor all provisions and fulfill all obligations of your Contract in the same and complete manner as CLICA would or should have performed or fulfilled these obligations, provided that you, as the Contractholder, comply with all provisions therein, including but not limited to, paying all premiums to Great-West in the same amount and manner required by the terms of the Contract.

All Contracts of insurance outstanding against CLICA shall be assumed by Great-West on the same terms and conditions as if such Contracts continued in force with CLICA. Great-West shall honor all terms of the contract and be entitled to all rights and privileges under the Contract and the reserves accumulating on such Contract prior to the Merger.

For additional information concerning the Merger and the effect on your Contract, please call: [1-800-xxx-xxxx].

Signed for Great-West Life & Annuity Insurance Company on October 1, 2009.

/s/ Mitchell T. G. Graye
Mitchell T.G. Graye,
President and Chief Executive Officer]

CLICA-MER	06/09